[NATIXIS LETTERHEAD]

August 5, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Mr. James O’Connor

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant: Natixis Funds Trust II

File No.: 333-152161

Filing Type: Form N-14

Dear Mr. O’Connor:

This letter responds to comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on July 22, 2008 regarding the Trust’s registration statement on Form N-14, which was filed with the Commission on July 7, 2008 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement.

References to page numbers in the responses refer to pages in the revised Prospectus/Information Statement and the notice/summary that precedes it. For your convenience, we have excepted the revised disclosure and included it in Exhibit A. Please note that the Registration Statement is scheduled to become effective accordingly on August 6, 2008 and Reich & Tang Asset Management, LLC expects to distribute the Prospectus/Information Statement thereafter.

1.	Comment. Please clarify the relationship between Reich & Tang Asset Management, LLC (“Reich & Tang”) and Natixis Global Asset Management, L.P. (“Natixis US”). Specifically, clarify that the manager of Reich & Tang Concentrated Portfolio L.P. (the “Partnership”) will be the adviser for the Fund.

Response. Reich & Tang is a wholly-owned subsidiary of Natixis US. The revised disclosure is set forth on pages 1, 4, A-3 and A-4 of the Prospectus/Information Statement.

2.	Comment. Please clarify the relationship between Reich & Tang and Delafield Asset Management.

Response. Delafield Asset Management is a division of Reich & Tang which focuses on equity investing. Reich & Tang has other divisions which focus on other types of investing (e.g., money market funds). These divisions are part of Reich & Tang; they are not separate entities. The revised disclosure is set forth on pages 1, 4 and A-3 of the Prospectus/Information Statement.

3.	Comment. Please clarify on page 11 of the Prospectus/Information Statement that the General Partner of the Partnership is acting in a fiduciary capacity and clearly state the conclusions that the General Partner reached while acting in such fiduciary capacity.

Response. The revised disclosure is set forth on pages 11 and 12 of the Prospectus/Information Statement.

4.	Comment. Please explain that a shell investment company series was created to acquire the assets of the Partnership upon the completion of the Reorganization.

Response. The Fund, which is a series of Natixis Funds Trust II, was created for the purpose of acquiring the assets and liabilities of the Partnership upon the completion of the Reorganization. The Reorganization is expected to be consummated in September 2008. Because the Reorganization has not yet occurred, the Fund, which has not commenced operations or trading, is currently a shell investment company series without any assets and will remain so until the consummation of the Reorganization. The revised disclosure is set forth on pages i, 9 and 10 of the Prospectus/Information Statement.

5.	Comment. Please discuss the reasons for the Reorganization and why the Reorganization is beneficial to the Limited Partners.

Response. The revised disclosure is set forth on the first page of the notice/summary that precedes the Prospectus/Information Statement and on pages 1, 2, 11 and 12 of the Prospectus/Information Statement.

6.	Comment. Please disclose that when the expense limitation agreement expires in 2010, expenses will increase unless the agreement is renewed.

Response. The revised disclosure is set forth on the first page of the notice/summary that precedes the Prospectus/Information Statement and on pages 1, 7 and 11 of the Prospectus/Information Statement. Please note that the disclosure indicates that the Fund’s fees “may” increase, because whether or not they will increase will depend in part on the Fund’s size and operating expenses at the time.

7.	Comment. Please describe the service providers that are referred to on page two of the Prospectus/Information Statement.

Response. The revised disclosure is set forth on pages 11, 20 and 21 of the Prospectus/Information Statement.

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Naomi Friedland-Wechsler, Esq.

Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

*            *            *            *

Exhibit A

Revised Disclosure Responding to Comments 1 and 2

(The following revised disclosure will appear on page 1 of the Prospectus/Information Statement.)

Reich & Tang Asset Management, LLC, a subsidiary of Natixis US, currently manages the Partnership’s portfolio and will be the Fund’s investment adviser (the “Adviser”). Delafield Asset Management is a division of Reich & Tang which focuses on equity investing. The Delafield Asset Management division of the Adviser will provide the investment management services to the Fund. The Fund will be run by the same portfolio managers, using the same investment strategies, as the Partnership.

(The following revised disclosure will appear on page 4 of the Prospectus/Information Statement.)

After the Reorganization, Reich & Tang, which is registered as an investment adviser with the Securities and Exchange Commission (the “Commission”) and is currently the Partnership’s general partner, will be the Fund’s investment adviser. Delafield Asset Management, a division of Reich & Tang which focuses on equity investing, will manage the Fund’s portfolio. Reich & Tang, General Partner of the Partnership, also acts as the investment adviser of the Partnership.

(The following revised disclosure will appear on pages A-3 and A-4 of the Prospectus/Information Statement.)

Reich & Tang Asset Management, LLC, which is registered as an investment adviser with the Securities and Exchange Commission (the “Commission”) is the Fund’s investment adviser. Delafield Asset Management, a division of Reich & Tang which focuses on equity investing, will manage the Fund’s portfolio. Reich & Tang currently provides investment management services to Reich & Tang Concentrated Portfolio, L.P., a Delaware limited partnership (the “Partnership”).

Revised Disclosure Responding to Comment 3

(The following revised disclosure will appear on pages 11 and 12 of the Prospectus/Information Statement.)

Reasons for the Reorganization.

In considering whether to approve the Reorganization and recommend its approval to the Partnership’s limited partners, the General Partner, acting in its capacity as general partner of the Partnership and taking into account its fiduciary duties to the limited partners, considered information concerning: (a) the specific terms of the Reorganization, including information regarding comparative expense ratios; (b) the proposed plans for ongoing management, distribution and operation of the Fund as a series of the registered investment company; (c) the management, financial position and business of Natixis US and its affiliates’ business and operations; and (d) the impact of the Reorganization on the Partnership and its limited partners.

Before approving the Reorganization, the General Partner examined all factors that it considered relevant. In connection with its deliberations, the General Partner, with the advice and assistance of legal counsel, inquired into a number of matters and evaluated the above-referenced information and considered, among other things, the following:

•	The Fund will be managed by the same portfolio managers, using substantially similar investment strategies, as the Partnership;

•	Shareholders will benefit from having greater liquidity through daily redemptions and the protections afforded under the 1940 Act;

•

Shareholders of the Fund will also benefit from enhanced services provided by industry leading mutual fund service providers, such as Boston Financial Data Services, Inc., the shareholder servicing and transfer agent for the Fund, State Street Bank and Trust Company, the Fund’s custodian and Natixis Advisors, the Fund’s administrator;

•

Reich & Tang and Natixis US have agreed to limit the aggregate annual expense ratio of the Class Y shares of the Fund to 1.15% through April 30, 2010, although the General Partner also noted that unless this agreement is renewed, the Fund’s expenses may increase thereafter.

•

Limited partners of the Partnership will have the opportunity, as shareholders of the Fund, to diversify into a broad range of investments through the exchange privilege with the mutual funds in the Natixis Funds family;

•	The Reorganization is expected to qualify for tax-free treatment for federal income tax purposes;

•

All fees and expenses incurred as a result of the Reorganization will be borne by Natixis US or its affiliates, and thus the Partnership and its limited partners will not bear any costs of the Reorganization; and

•

The interests of the limited partners of the Partnership will not be diluted as a result of the Reorganization because each limited partner will receive shares of the Fund having an aggregate net asset value equal to the aggregate net asset value of the interests of the Partnership held by the limited partner.

While acting in its fiduciary capacity as general partner of the Partnership, the General Partner has concluded that the Reorganization would be in the best interests of the Partnership and the Partnership’s limited partners, and that the partnership interests of existing limited partners of the Partnership would not be diluted as a result of the Reorganization. The General Partner has approved the Reorganization and recommends that you consent to the Reorganization by approving the Agreement and Plan of Reorganization. Each limited partner should carefully consider whether becoming a shareholder of the Fund after the Reorganization is consistent with that limited partner’s financial needs and circumstances.

Revised Disclosure Responding to Comment 4

(The following revised disclosure will appear on page i of the Prospectus/Information Statement.)

The Proposal in this Prospectus/Information Statement relates to the acquisition of the Partnership by the Fund (the “Reorganization”). The Fund is a newly created series of the Trust that has not yet commenced operations and does not yet have any assets or liabilities. The investment objective of the Fund is to achieve long-term capital appreciation by investing in a focused group of common stocks issued primarily by small and mid-sized U.S. companies. If limited partners of the Partnership approve the Agreement and Plan of Reorganization relating to the Reorganization and the Reorganization occurs, the Partnership will transfer all of its assets and liabilities to the Fund in exchange for Class Y shares of the Fund with the same aggregate net asset value as the net asset value of the assets and liabilities transferred. After that exchange, such Class Y shares received by the Partnership will be distributed to the partners of the Partnership pro rata based on the partners’ closing capital accounts in full liquidation of the Partnership, so that limited partners will receive Class Y shares of the Fund with an aggregate net asset value equal to the aggregate net asset value of the limited partners’ respective interests in the Partnership as of the closing of the Reorganization. Limited partners of the Partnership will become shareholders of the Fund.

(The following revised disclosure will appear on pages 9 and 10 of the Prospectus/Information Statement)

Terms of the Agreement and Plan of Reorganization

If approved by the limited partners of the Partnership, the Reorganization is expected to occur on or about September 26, 2008, or on such other date as the Partnership and the Trust may agree, pursuant to the Agreement and Plan of Reorganization. The following discussion of the principal terms of the Agreement and Plan of Reorganization is only a summary and is qualified in its entirety by reference to the full text of the Agreement and Plan of Reorganization, the form of which is attached as Appendix B to this Prospectus/Information Statement:

•

The Partnership will transfer all of its assets and liabilities attributable to its partnership interests to the Fund in exchange for Class Y shares of the Fund with an aggregate net asset value equal to the net asset value of the transferred assets and liabilities. The Fund will not commence investment operations or have any assets or liabilities until the consummation of the Reorganization.

•

The Reorganization will occur shortly after the time (currently scheduled to be 4:00 p.m. Eastern time on September 26, 2008, or such other date and time as the parties may determine) when the assets of the Partnership are valued for purposes of the Reorganization.

•

The Class Y shares of the Fund received by the Partnership will be distributed to the partners of the Partnership pro rata based on the partners’ closing capital accounts in full liquidation of the Partnership, so that the limited partners will receive Class Y shares of the Fund with an aggregate net asset value equal to the aggregate net asset value of the limited partners’ respective existing interests in the Partnership as of the closing of the Reorganization.

•	After the Reorganization, the Partnership will be terminated, and its affairs will be wound up in an orderly fashion.

Revised Disclosure Responding to Comment 5

(The following revised disclosure will appear on the first page of the notice/summary preceding the Prospectus/Information Statement.)

Q: Why is the Reorganization being proposed?

A:	Reich & Tang Asset Management, LLC (“Reich & Tang” or the “General Partner”), general partner of the Partnership, recommends approval of the Reorganization because of the advantages that the General Partner believes the Reorganization will offer to the Partnership’s limited partners, including:

•	No change in investment management personnel and similar investment strategies. The Fund will be run by the same portfolio managers, using similar investment strategies, as the Partnership.

•

Expense Limitation. Reich & Tang has agreed to limit the aggregate expense ratio of Class Y shares of the Fund to 1.15% through April 30, 2010. Thereafter, unless the agreement is renewed, the Fund’s total annual fund operating expenses may increase. The current expense ratio of the Partnership is 1.22%.

•	Daily redemption at net asset value (“NAV”). The proposed Reorganization will provide limited partners with the ability to redeem their shares at NAV each business day.

•

Protection offered by the 1940 Act. Fund shareholders will benefit from protections provided by the 1940 Act and the rules and regulations thereunder, including, but not limited to, (i) rules requiring an independent Board of Trustees, (ii) requirements that shares be redeemable on a daily basis at NAV; (iii) requirements that the NAV of Fund shares be calculated on a daily basis pursuant to procedures approved by the Board of Trustees; and (iv) rules intended to protect against conflicts of interest.

•

Industry leading mutual fund service providers. The Partnership will benefit from the relationships that the funds in the Natixis Funds family have in such areas as fund accounting, administration, custody, transfer agency and legal services.

•

Access to other funds. The proposed Reorganization will give limited partners the opportunity to diversify through exchange privileges with the other mutual funds in the Natixis Funds family, which span a wide range of investment objectives and management styles.

•

Enhanced shareholder services. Shareholders who hold their shares directly will enjoy new and enhanced services such as account access through the Natixis Funds’ website and a 24-hour telephone access line.

(The following revised disclosure will appear on pages 1 and 2 of the Prospectus/Information Statement.)

Why is the Reorganization being proposed?

The Reorganization would enable limited partners of the Partnership to invest in a registered investment company (mutual fund) managed with a similar investment program by the same investment professionals. The Fund is part of the Natixis Funds family, a mutual fund complex sponsored by an affiliate of Natixis Global Asset Management, L.P. (“Natixis US”). The General Partner recommends approval of the Reorganization because of the advantages that it and representatives of Natixis US believe the Reorganization will offer to limited partners of the Partnership. These advantages include the following:

No Change in Adviser, Investment Management Personnel or Investment Strategies. Reich & Tang Asset Management, LLC, a subsidiary of Natixis US, currently manages the Partnership’s portfolio and will be the Fund’s investment adviser (the “Adviser”). Delafield Asset Management is a division of Reich & Tang which focuses on equity investing. The Delafield Asset Management division of the Adviser will provide the investment management services to the Fund. The Fund will be run by the same portfolio managers, using the same investment strategies, as the Partnership.

Expense Limitation. Reich & Tang and Natixis US have agreed to limit the aggregate annual expense ratio of the Class Y shares of the Fund to 1.15% through April 30, 2010. The current expense ratio of the partnership is 1.22%.

Access to Other Funds. The proposed Reorganization will permit limited partners of the Partnership, as shareholders of the Fund, to invest in an open-end mutual fund with exchange privileges with certain mutual funds comprising the Natixis Funds family.

Daily redemption at net asset value (“NAV”). The proposed Reorganization will provide limited partners with the ability to redeem their shares at NAV each business day.

Protection offered by the 1940 Act. Fund shareholders will benefit from protections provided by the 1940 Act and the rules and regulations thereunder, including, but not limited to, (i) rules requiring an independent Board of Trustees, (ii) requirements that shares be redeemable on a daily basis at NAV; (iii) requirements that the NAV of Fund shares be calculated on a daily basis pursuant to procedures approved by the Board of Trustees; and (iv) rules intended to protect against conflicts of interest.

Enhanced shareholder and Fund services. Shareholders of the Fund will enjoy enhanced services, such as access to the Fund’s website. In addition, the Fund will benefit from services provided by industry leading mutual fund service providers.

(The following revised disclosure will appear on pages 11 and 12 of the Prospectus/Information Statement.)

Reasons for the Reorganization.

In considering whether to approve the Reorganization and recommend its approval to the Partnership’s limited partners, the General Partner, acting in its capacity as general partner of the Partnership and taking into account its fiduciary duties to the limited partners, considered information concerning: (a) the specific terms of the Reorganization, including information regarding comparative expense ratios; (b) the proposed plans for ongoing management, distribution and operation of the Fund as a series of the registered investment company; (c) the management, financial position and business of Natixis US and its affiliates’ business and operations; and (d) the impact of the Reorganization on the Partnership and its limited partners.

Before approving the Reorganization, the General Partner examined all factors that it considered relevant. In connection with its deliberations, the General Partner, with the advice and assistance of legal counsel, inquired into a number of matters and evaluated the above-referenced information and considered, among other things, the following:

•	The Fund will be managed by the same portfolio managers, using substantially similar investment strategies, as the Partnership;

•	Shareholders will benefit from having greater liquidity through daily redemptions and the protections afforded under the 1940 Act;

•

Shareholders of the Fund will also benefit from enhanced services provided by industry leading mutual fund service providers, such as Boston Financial Data Services, Inc., the shareholder servicing and transfer agent for the Fund, State Street Bank and Trust Company, the Fund’s custodian and Natixis Advisors, the Fund’s administrator;

•

Reich & Tang and Natixis US have agreed to limit the aggregate annual expense ratio of the Class Y shares of the Fund to 1.15% through April 30, 2010, although the General Partner also noted that unless this agreement is renewed, the Fund’s expenses may increase thereafter.

•

Limited partners of the Partnership will have the opportunity, as shareholders of the Fund, to diversify into a broad range of investments through the exchange privilege with the mutual funds in the Natixis Funds family;

•	The Reorganization is expected to qualify for tax-free treatment for federal income tax purposes;

•

All fees and expenses incurred as a result of the Reorganization will be borne by Natixis US or its affiliates, and thus the Partnership and its limited partners will not bear any costs of the Reorganization; and

•

The interests of the limited partners of the Partnership will not be diluted as a result of the Reorganization because each limited partner will receive shares of the Fund having an aggregate net asset value equal to the aggregate net asset value of the interests of the Partnership held by the limited partner.

While acting in its fiduciary capacity as general partner of the Partnership, the General Partner has concluded that the Reorganization would be in the best interests of the Partnership and the Partnership’s limited partners, and that the partnership interests of existing limited partners of the Partnership would not be diluted as a result of the Reorganization. The General Partner has approved the Reorganization and recommends that you consent to the Reorganization by approving the Agreement and Plan of Reorganization. Each limited partner should carefully consider whether becoming a shareholder of the Fund after the Reorganization is consistent with that limited partner’s financial needs and circumstances.

Revised Disclosure Responding to Comment 6

(The following revised disclosure will appear on the first page of the summary/notice preceding the Prospectus/Information Statement.)

Expense Limitation. Reich & Tang has agreed to limit the aggregate expense ratio of Class Y shares of the Fund to 1.15% through April 30, 2010. Thereafter, unless the agreement is renewed, the Fund’s total annual fund operating expenses may increase. The current expense ratio of the Partnership is 1.22%.

(The following revised disclosure will appear on page 1 of the Prospectus/Information Statement.)

Expense Limitation. Reich & Tang and Natixis US have agreed to limit the aggregate annual expense ratio of the Class Y shares of the Fund to 1.15% through April 30, 2010. The current expense ratio of the partnership is 1.22%. If this expense limitation agreement is not renewed, the Fund’s total annual operating expenses may increase

(The following revised disclosure will appear on page 7 of the Prospectus/Information Statement.)

The Adviser has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses, such as litigation and indemnification expenses, to 1.15% of the Fund’s average daily net assets for Class Y shares. This undertaking is in effect through April 30, 2010. Thereafter, unless the agreement is renewed, the Fund’s total annual fund operating expenses may increase.

(The following revised disclosure will appear on page 11 of the Prospectus/Information Statement.)

Reich & Tang and Natixis US have agreed to limit the aggregate annual expense ratio of the Class Y shares of the Fund to 1.15% through April 30, 2010, although Reich & Tang also noted that unless this agreement is renewed, the Fund’s expenses may increase thereafter.

Revised Disclosure Responding to Comment 7

(The following revised disclosure will appear on page 11 of the Prospectus/Information Statement.)

Shareholders of the Fund will also benefit from enhanced services provided by industry leading mutual fund service providers, such as Boston Financial Data Services, Inc., the shareholder servicing and transfer agent for the Fund, State Street Bank and Trust Company, the Fund’s custodian and Natixis Advisors, the Fund’s administrator.

(The following revised disclosure will appear on pages 20 and 21 of the Prospectus/Information Statement.)

Following the Reorganization, it is expected that Boston Financial Data Services, Inc., located at Two Heritage Drive, Quincy, Massachusetts, 02171, will act as shareholder servicing and transfer agent for the Fund. In addition, it is expected that PricewaterhouseCoopers LLP, 125 High Street, Boston, Massachusetts 02110 will be the Fund’s independent registered public accounting firm, Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110 will be counsel to the Fund and Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, will be counsel to the Independent Trustees.